March 30, 2005


Mail Stop 0409

	VIA U.S. MAIL AND FAX (864) 239-5824

Mr. Stephen Waters
VP, Chief Financial Officer
NPI Equity Investments, Inc.
55 Beattie Place, PO Box 1089
Greenville, SC 29602

Re:	National Property Investors III, 4, 5 and 6
	Forms 10-KSB for the year ended December 31, 2004
	File Nos. 0-09567, 0-10412, 0-11095, 0-11864

Dear Mr. Waters:

      We have reviewed your above referenced filings and have the following comment. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In our comment, we also ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-KSB for the year ended December 31, 2004

Financial Statements and Notes
1. It appears that the second paragraph of the audit report has been amended to include some of the suggested language from AU Section 9508.18. The suggested modification from AU 9508.18 also includes the following language "The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting." Either revise to include this additional sentence or have your auditors tell us why they believe revision is not necessary. We may have further comment upon review of the response.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response separately on EDGAR for each of the aforementioned
Partnerships.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Matthew Dowling, Staff Accountant, at (202)
824-5141 or me at (202) 824-5222 if you have questions.


						Sincerely,


Steven Jacobs
						Senior Staff Accountant
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National Property Investors III, 4-6
March 30, 2005
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